# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Direct Selling Acquisition Corp., CIK 0001871745
CUSIP: 25460L103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5800 Democracy Drive, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-24-000616
Filed by CIK 0000048966

## Reporting persons
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 134,623; shared voting power 0; sole dispositive power 134,623; shared dispositive power 0; aggregate amount beneficially owned 134,623 (1.6% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (1.8% of the class)

## Item 1. Issuer
Name of issuer: Direct Selling Acquisition Corp.
Address of issuer's principal executive offices:
5800 Democracy Drive
Plano, TEXAS
75024

## Item 2. Person Filing
Name of person filing:
COWEN AND COMPANY, LLC

Cowen Financial Products LLC
Address of principal business office or, if none, residence:
599 LEXINGTON AVENUE
20TH FLOOR
NEW YORK, New York
10022
Citizenship:
COWEN AND COMPANY, LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 284,623
Percent of class: 3.4
Sole power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 134,623

Cowen Financial Products LLC - 150,000
Shared power to vote or to direct the vote:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 0
Sole power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 134,623

Cowen Financial Products LLC - 150,000
Shared power to dispose or to direct the disposition:
COWEN AND COMPANY, LLC - 0

Cowen Financial Products LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Direct Selling Acquisition Corp will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

February 11 2025

Cowen and Company, LLC By TD Securities (USA) LLC, as successor in interest
By: /s/ John Holmes
Name: John Holmes
Title: Vice President and Managing Director

Cowen Financial Products LLC
By: /s/ John Holmes
Name: John Homes
Title: Chief Operating Officer

## Signatures
- COWEN AND COMPANY, LLC: /s/ John Holmes, Vice President and Managing Director (02/11/2025)
- Cowen Financial Products LLC: /s/ John Holmes, Chief Operating Officer (02/11/2025)
Comment: Cowen and Company, LLC signed by TD Securities (USA) LLC, as successor in interest